SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939

MINUTES OF THE 533rd MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 11, 2007

On September 11, 2007, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and thirty-third (533rd) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Members José Mauro Mettrau C. da Cunha, Antônio Britto Filho and Luiz Fernando Cirne Lima, as well as the respective alternates of the latter two did not attend the Meeting and were replaced by the Board Members Newton Sergio de Souza and Ruy Lemos Sampaio, according to the representation letters previously sent in compliance with the procedure established in the Company’s Bylaws. The Chief Executive Officer José Carlos Grubisich and Officers Carlos Fadigas, Mauricio Ferro and Roberto Ramos, Messrs. Nelson Raso and José Augusto Cardoso Mendes and Ms. Ana Patrícia Soares Nogueira were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposals for Deliberation were approved, copies of which have been previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters: a) PD.CA/BAK-16/2007 – Compensation Policy – according to the document attached to the respective PD, in replacement of the Policy theretofore effective, approved by PD.CA/BAK 05/2003, the comments of this Board of Directors were recorded and its suggestions were incorporated; b) PD.CA/BAK-17/2007 – 2007 Long Term Incentive Program and ratification of the decision on the 2006 Program, in order (i) to approve the 2007 Program relating to the ILP Plan, subject to the conditions attached to the respective PD, it being defined that the prevision regarding allocation of the Investment Units between the Partner Entrepreneurs that have been identified, shall be submitted to the Board of Directors through the Personnel and Organization Committee for specific deliberation, at the time of closing of the Program; and (ii) to ratify the 2006 Long Term Incentive Program, as described in PD.CA/BAK 10/2006, already approved by the Board of Directors; c) PD.CA/BAK-18/2007 – Ratification of Investment in the Camaçari PVC Plant: Polymerization Reactors, in order to ratify the approval of the Investment that is the subject matter of PD.CA/BAK-15/2005, relating to the Polymerization Reactors of the Camaçari PVC Unit, subject to the conditions contained in the respective PD; d) PD.CA/BAK-19/2007 – Operating Improvements in the Olefins Unit 1 of the Basic Petrochemicals

Unit (“UNIB”), for the purpose of approving execution of the operating improvements at the Olefins Unit 1 of UNIB, according to the conditions attached to the respective PD; and e) PD.CA/BAK-20/2007 – Process Security of the Olefins Unit 1 of UNIB, in order to approve the execution of investments in the Olefins Unit 1 of UNIB, as detailed in the attachment to the respective PD. II) Subjects for Acknowledgment: The respective Officers and/or parties responsible for the matters set out in this item II made the following presentations, namely: 1) Follow-up on the investments approved by the Board of Directors and followed up by the Finance and Investment Committee; 2) Report on the matters accompanied by the Strategy and Communication Committee; 3) Update on the financial transactions; 4) Update on the projects in Venezuela; 5) Update on Petroflex; and 6) Updates resulting from the acquisition of Ipiranga petrochemical assets. III) Subjects of Interest to the Company: Nothing to be recorded. IV) Adjournment - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, September 11, 2007. [Signatures.: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho (by Newton Sergio de Souza); Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (by Ruy Lemos Sampaio); Newton Sergio de Souza; Patrick Horbach Fairon and Yukihiro Funamoto].

The above matches the original recorded on its own.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698 São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.